Exhibit 99
September __, 2005

Lightstone Subscriber

Dear Sir or Madam:

We write to inform you that we have reduced our minimum offering amount from $10,000,000 to $2,000,000. Otherwise, we intend to continue the offering under the terms and conditions described in our prospectus, dated May 23, 2005, as supplemented.

In connection with the reduction in our minimum offering, we are returning all proceeds received to date. Accordingly, we enclose a check for your full subscription amount plus the interest your funds have accrued while being held in our escrow account.

Please feel free to contact us with questions regarding your returned subscription funds or to receive a prospectus reflecting this change and other subscription materials .

Very truly yours,

Lightstone Securities, LLC